SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

                                FirstFlight, Inc.
                        --------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   32025R 10 4
                        --------------------------------
                                 (CUSIP Number)

                                Robert W. Berend
                              Wachtel & Masyr, LLP
                              110 East 59th Street
                            New York, New York 10022
                                 (212) 909-9602
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2007
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box { }.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                   Page 1 of 9

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                                                                     Page 2 of 9

1.       NAME OF REPORTING PERSON

         William B. Wachtel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|
                                                                         (b) |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

         NUMBER OF                  7.      SOLE VOTING POWER

         SHARES                             6,761,243 shares

         BENEFICIALLY               8.      SHARED VOTING POWER

         OWNED BY                           534,400 shares

         EACH

         REPORTING                  9.      SOLE DISPOSITIVE POWER

         PERSON                             6,761,243 shares

         WITH                       10.     SHARED DISPOSITIVE POWER

                                            534,400 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,295,643 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%

14.      TYPE OF REPORTING PERSON

         IN

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                                                                     Page 3 of 9

1.       NAME OF REPORTING PERSON

         Wachtel & Masyr, LLP

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)

         13-3235905

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               |_|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF SHARES                    7.      SOLE VOTING POWER

                                            534,400 shares

BENEFICIALLY OWNED BY EACH          8.      SHARED VOTING POWER

                                            0 shares

REPORTING PERSON WITH               9.      SOLE DISPOSITIVE POWER

                                            534,400 shares

REPORTING PERSON WITH               10.     SHARED DISPOSITIVE POWER

                                            0 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,295,643 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |X|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         18.9%

14.      TYPE OF REPORTING PERSON

         PN

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                                                                     Page 4 of 9

Item 1. Security and Issuer

      This Statement on Schedule 13D, filed with respect to an event that occurred on April 30, 2007, relates to shares of the Common Stock, $0.001 par value (the "Common Stock"), of FirstFlight, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 236 Sing Sing Road, Elmira-Corning Regional Airport, Horseheads, NY 14845. On April 30, 2007, the Issuer registered the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2. Identity and Background

      (a), (b), (c) and (f). This Statement on Schedule 13D is filed on behalf of William B. Wachtel and Wachtel & Masyr, LLP (the "Reporting Persons"). In addition to his principal occupation indicated in the next following table, William B. Wachtel serves as the Chairman of the Board and a director of the Issuer (since March 31, 2005). The following table sets forth the name, the state of organization or citizenship, the principal business or occupation, and the address of the principal office of the Reporting Persons:

       Name:                     William B. Wachtel

       Business Address:         c/o Wachtel & Masyr, LLP
                                 110 East 59th Street
                                 New York, NY  10022

       Principal Occupation:     Mr. Wachtel is a partner of Wachtel & Masyr,
                                 LLP, 110 East 59th Street, New York, NY 10022, which serves as legal counsel to, among other clients, the Issuer.

       Citizenship:              United States

       Name:                     Wachtel & Masyr, LLP

       State of Organization:    New York

       Principal Business:       law firm, including among its clients,
                                 the Issuer

       Principal Office:         110 East 59th Street
                                 New York, NY 10022

      (d) - (e). During the five years prior to the date hereof, neither of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                                                     Page 5 of 9

Item 3. Source and Amount of Funds or Other Consideration

      William B. Wachtel used his personal funds to acquire the shares and the Convertible Notes described in subsection (A) of the Reporting Persons' response to Item 4 of this Schedule 13D.

      Mr. Wachtel purchased with his personal funds the Co-Investor Warrant and the Investor Warrant as part of units in the private placements as described in subsection (B)(i) and (B)(ii) of the Reporting Persons' response to Item 4 of this Schedule 13D.

      The Lender's Warrant as described in subsection (B)(ii)of the Reporting Persons' response to Item 4 of this Schedule 13D was additional compensation for an entity making a loan to the Issuer, Mr. Wachtel being a member of such entity with a 66 2/3% membership interest. Mr. Wachtel used his personal funds to make an investment in such entity.

      Mr. Wachtel used his personal funds to make a loan to certain stockholders of the Issuer and received the 847,520 shares as described in subsection (C) of the Reporting Persons' response to Item 4 of this Schedule 13D.

      The options as described in subsection (D) of the Reporting Persons' response to Item 4 of this Schedule 13D were granted to Mr. Wachtel in consideration of his services as a director of the Issuer.

      Wachtel & Masyr, LLP used its partnership funds to purchase the 333,400 shares of the Common Stock and the Investor Warrant as described in the Reporting Persons' response to Item 4 of this Schedule 13D.

Item 4. Purpose of the Transaction

      Of the Reporting Persons, William B. Wachtel acquired his shares of the Common Stock and other securities for investment purposes as follows:

      (A) An aggregate of 4,130,387 shares of the Common Stock acquired from the
Issuer:

            (i) on March 31, 2005, 1,339,445 shares of the Common Stock upon the conversion of certain of the Issuer's 8% Convertible Notes due April 15, 2009 (the "Convertible Notes") purchased by Mr. Wachtel from the holders who were participants in the Issuer's private placement closed on April 16, 2004;

            (ii) on September 1, 2006, 1,383,333 shares of the Common Stock upon the mandatory conversion of, and 157,359 shares as accrued dividends on, 83 shares of the Issuer's Series A Convertible Preferred Stock, which shares Mr. Wachtel acquired as part of units as a co-investor in the Issuer's private placement which closed on March 31, 2005; and

            (iii) on September 1, 2006, 1,250,250 shares of the Common Stock purchased as part of units in the Issuer's private placement which closed on that date.

      (B) An aggregate of 1,758,336 shares of the Common Stock to be issued when and if Mr. Wachtel exercises the following Warrants acquired from the Issuer:

            (i) Warrant expiring March 31, 2010 (the "Co-Investor Warrant") to purchase 208,336 shares of the Common Stock at $0.60 per share, the Co-Investor Warrant having been the other security in the units purchased in the Issuer's private placement reported in subsection (A)(i) of this Item 4 to this Schedule 13D;

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                                                                     Page 6 of 9

            (ii) Warrant expiring September 22, 2010 (the "Lender's Warrant") to purchase 1,200,000 shares of the Common Stock at $0.60 per share, as to which Mr. Wachtel has the right to exercise as to only 800,000 shares of the Common Stock; and

            (iii) Warrant expiring August 31, 2011 (the "Investor Warrant") to purchase 750,000 shares of the Common Stock at $1.00 per share, the Investor Warrant having been the other security in the units purchased in the Issuer's private placement reported in subsection (A)(iii) of this Item 4 to this
Schedule 13D.

      (C) 847,520 shares acquired from other stockholders of the Issuer in January 2006 in satisfaction of a loan which Mr. Wachtel made to such stockholders.

      (D) An aggregate of 50,000 shares of the Common Stock to be issued when and if the Mr. Wachtel exercises the following options granted pursuant to the Issuer's Stock Option Plan of 2005 (the "Stock Option Plan") as a non-employee director:

            (i) Option expiring December 12, 2010 to purchase 25,000 shares of the Common Stock at $0.64 per share, which option first became exercisable on December 13, 2006.

            (ii) Option expiring March 18, 2012 to purchase 25,000 shares of the Common Stock at $0.36 per share, which option will not become exercisable until March 19, 2008 and, accordingly, Mr. Wachtel is not deemed to be the beneficial owner of the shares as of this date.

            Of the Reporting Persons, Wachtel & Masyr, LLP acquired 333,400 shares of the Common Stock and an Investor Warrant to purchase 200,000 shares of the Common Stock for investment purposes in the Issuer's private placement reported in subsection (A)(iii) of this Item 4 to this Schedule 13D.

            Copies of the form of Convertible Notes, a letter agreement amending the Convertible Notes, the Co-Investor Warrant, the Lender's Warrant, the Investor Warrant and the Stock Option Plan are filed (by information by reference) as Exhibits A, B, C, D, E and F, respectively, to this Schedule 13D and are incorporated herein by this reference.

            The Reporting Persons currently have no specific plans or proposals which would result in:

                  (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board should they occur;

                  (e) Any material change in the present capitalization or in the dividend policy of the Issuer;

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                                                                     Page 7 of 9

                  (f) Any other material change in the Issuer's business or corporate structure;

                  (g) Changes in the Issuer's charter or bylaws or other actions which might impede the acquisition of control of the Issuer by any person;

                  (h) Causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

                  (j) Any action similar to any of those enumerated.

      However, each of the Reporting Persons reserves the right to acquire additional shares of the Common Stock in the open market, upon exercise of warrants and options or otherwise and/or to pursue any of the above items which either deems appropriate. Each of the Reporting Persons also reserves the right to sell the shares that such party has purchased or has the right to purchase, including pursuant to the Issuer's Registration Statements on Form SB-2, File Nos. 333-125811 and 333-138994, under the Securities Act of 1933, as amended (the "Securities Act").

Item 5. Interest in Securities of the Issuer

      (a) The Issuer reported a total of 36,583,987 shares of the Common Stock issued and outstanding as of March 31, 2007. Based on such total, the Reporting Persons may be deemed the beneficial owners of an aggregate of 7,295,643 shares of the Common Stock or 18.9% of the outstanding shares. However, Wachtel & Masyr, LLP disclaims any beneficial interest in the shares reported for William
B. Wachtel because he has sole voting and dispositve powers with respect to such 6,761,243 shares. Such shares of Mr. Wachtel constitute 17.6% of the outstanding shares as of March 31, 2007. William B. Wachtel disclaims beneficial ownership of the 534,000 shares reported for Wachtel & Masyr, LLP because he shares voting and dispositive powers over such shares with four other partners of such law firm. Accordingly, the filing of this Schedule 13D should not be construed as an admission that either William B. Wachtel or Wachtel & Masyr, LLP, for the purpose of Section 13(d) of 13(g) of the Exchange Act, is the beneficial owner of any of the securities covered by this Schedule 13D owned by the other Reporting Person. Reference is made to the Reporting Persons' response to Item 4 of this Schedule 13D where they report the Co-Investor Warrant, the Lender's Warrant, the Investor Warrants and options granted pursuant to the Stock Option Plan for information with respect to the shares of the Common Stock as to which they only have the right to acquire the shares.

      (b) William B. Wachtel has the sole power to vote, and the sole power to dispose of (subject to compliance with the Securities Act), an aggregate of 4,977,907 shares of the Common Stock. Wachtel & Masyr, LLP has the sole power to vote and the sole power to dispose (subject to compliance with the Securities
Act) of 334,400 shares of the Common Stock. Such powers are exercised by its management committee, currently consisting of five members including Mr. Wachtel. A holder of none of the Co-Investor Warrant, the Lender's Warrant, the Investor Warrants and options granted pursuant to the Stock Option Plan has the right to vote the underlying shares of the Common Stock until the respective Warrant or option is exercised. Although the Reporting Persons may transfer whatever he or it owns of the Co-Investor Warrant, the Lender's Warrant or the Investor Warrants subject to compliance with the Securities Act, there is no public market for such securities. Options granted pursuant to the Stock Option Plan are not transferable except to certain family members.


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                                                                     Page 8 of 9

      (c) The only transaction by either of the Reporting Persons in the Common Stock during the past 60 days was by William B. Wachtel as the grantee of the option reported in subsection (C)(ii) of Item 4 to this Schedule 13D.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for agreements with the Issuer described in this Schedule 13D, neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with one or more security holders of the Issuer or any other person with respect to the purchase, holding, voting or disposition of shares of the Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of the Reporting Persons has a registration commitment under the Securities Act from the Issuer granted to him or it, together with the other investors, in one or both of the Issuer's private placements in March 2005 or September 2006. The registration commitments with respect to William B. Wachtel relates to the shares reported in subsections (A)(ii) and (iii) and all of the underlying shares subject to the Warrants reported in subsection (B) of Item 4 to this Schedule 13D. The registration commitment to Wachtel & Masyr, LLP relates to all of its shares and the underlying shares of the Investor Warrant. Copies of the registration Commitments are filed (by incorporation by reference) as Exhibits G and H to this Schedule 13D and are incorporated by this reference. Each of the Reporting Person reserves the right to enter into any such contract, arrangement, understanding or relationship described in the first sentence of this Item 6 to this Schedule 13D in the future.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A         Form of Convertible Notes due April 15,
                                    2009 is incorporated herein by this
                                    reference to the Issuer's Current Report on Form 8-K filed on August 27, 2004.

                  Exhibit B         Copy of Letter Agreement dated October 21,
                                    2004 amending the Convertible Notes, the form of which is filed as Exhibit A hereto, is incorporated by reference to the Issuer's
                                    Current Form on Form 8-K filed on November
                                    4, 2004.

                  Exhibit C         Form of Warrant expiring March 31, 2010 is
                                    incorporated herein by reference to the
                                    Issuer's Current Report on Form 8-K filed on
                                    April 6, 2005.

                  Exhibit D         Form of Warrant expiring September 22,
                                    2010 is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on November 3, 2005.

                  Exhibit E         Form of Warrant expiring August 31, 2011
                                    is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on
                                    September 8, 2006.

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                                                                     Page 9 of 9

                  Exhibit F         Copy of Stock Option Plan of 2005 is
                                    incorporated herein by reference to the
                                    Issuer's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

                  Exhibit G         Form of Co-Investor Registration Rights
                                    Agreement (without schedule or exhibit) is incorporated herein by reference to the Issuer's Current Report on Form 8-K filed on
                                    April 6, 2005.

                  Exhibit H         Form of Subscription Agreement (including
                                    registration rights commitment) is
                                    incorporated herein by reference to the
                                    Issuer's Registration Statement on Form
                                    SB-2, File No. 333-138994.

                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2007

                                                     /s/ William B. Wachtel
                                                     ----------------------
                                                         William B. Wachtel


                                                    WACHTEL & MASYR, LLP


                                                 By:/s/ Robert W. Berend
                                                    ----------------------------
                                                     Name:  Robert W. Berend
                                                     Title: A Partner